January 10, 2022

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Susan Block

Re:	TPG Partners, LLC (the “Company”)

Registration Statement on Form S-1

File No. 333-261681

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between January 4, 2022 and the date hereof we effected the distribution of approximately 3,500 copies of the Company’s Preliminary Prospectus dated January 4, 2022 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern Time, on January 12, 2022, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours, J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC As Representatives of the several Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Michael Nichols
Name: Michael Nichols Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name: Michael Occi Title: Managing Director

[Signature Page to Request for Acceleration of Effectiveness]